Exhibit 4.18

COMMERCIAL PROMISSORY NOTE

$2,513,884.16	November 10, 2004

FOR VALUE RECEIVED, The Middleby Corporation, a Delaware corporation with its principal place of business in Elgin, Illinois (the "Borrower"), promises to pay to Pizzagalli Properties, LLC, a Vermont limited liability company with its principal place of business in South Burlington, Vermont (together with any successors or assigns, the "Lender") at the principal offices of the Lender, 50 Joy Drive, P.O. Box 2009, South Burlington, Vermont 05403-2009, Two Million, Five Hundred Thirteen Thousand, Eight Hundred Eighty-Four and 16/100 Dollars ($2,513,884.16) as provided below:

The Borrower shall repay this Note in equal monthly payments of principal and interest of $40,000.00 beginning December 1, 2004, and on the same day of each consecutive month thereafter, until and including November 1, 2009. If not sooner paid, the entire remaining principal balance, plus accrued interest and all other charges shall be due and payable December 1, 2009.

Commencing on the date hereof, interest shall accrue on the unpaid principal balance outstanding from time to time at a floating rate per annum equal to the LIBOR Rate (as defined below) plus four (4) percentage points; provided, however, that at no time shall interest accrue at a rate higher than nine percent (9%) per annum.

LIBOR Rate means the offered rate for deposits of U.S. Dollars in an amount approximately equal to the then outstanding principal balance for a one month period that the British Bankers Association fixes as its LIBOR rate and which appears on the Telerate Page 3750 as of 11:00 a.m. London time on the day which is two London Banking Days prior to the Adjustment Date (as defined below).

London Banking Day means a day on which dealings in US dollar deposits are transacted in the London interbank market.

The applicable floating rate shall change on the first day of each calendar month throughout the term of this Note (the Adjustment Date ). Interest shall be calculated on the basis of actual days elapsed in a 365/366 day year, including holidays and days on which the Lender is not open for business.

Section 1. Payment Terms.

1.1 Payments; Prepayments. All payments hereunder shall be made by the Borrower to the Lender in United States currency at the Lender's address specified below (or at such other address as the Lender may specify), in immediately available funds, on or before 3:00 p.m. (Burlington, Vermont time) on the due date thereof. All payments under this Note shall to Lender in the manner designated by the Lender: (i) by Automated Clearing House (ACH) payment initiated by the Lender to an account designated by the Lender, (ii) by wire transfer via the Federal Banking Wire Transfer system to an account designated by the Lender, or (iii) to the Lender at Pizzagalli Properties, LLC, P.O. Box 752031, Charlotte, North Carolina 2875-2031, or at such other place as the Lender shall designate to the Borrower in writing. Payments received by the Lender will be applied first to fees, expenses, and other amounts due hereunder (excluding principal and interest), if any, pursuant to Section 4.2 hereof; second, to accrued and unpaid interest; and third to outstanding principal. The Borrower may pay all or a portion of the amount owed earlier than is due without premium or penalty. Prepayments shall be applied to installments of principal in the direct order of the date on which they become due. Amounts prepaid may not be re-borrowed.

1.2 Default Rate. To the extent permitted by applicable law, upon and after the occurrence of an Event of Default, but only so long as such Event of Default shall be continuing (whether or not the Lender has accelerated payment of this Note), interest on principal and overdue interest shall, at the option of the Lender, be payable on demand and shall accrue during such period at a rate per annum equal to two (2) percentage points above the rate of interest otherwise payable hereunder.

1.3 Letter of Credit. The Borrower s payment obligations under this Note shall be partially supported by Letter of Credit #7415646 issued by Bank of America, N.A., dated November 10, 2004, and all substitutions and replacements (the Letter of Credit ), all in accordance with a certain Lease Termination Agreement between the Borrower and the Lender, dated November 10, 2004 (as amended from time to time, the Lease Termination Agreement ).

Section 2. Defaults and Remedies.

2.1 Default. The occurrence of any of the following events shall constitute an "Event of Default" hereunder:

(a) (i) default in the payment when due of the principal of or interest on this Note, which default continues for ten (10) consecutive days or (ii) any other default in the payment or performance of this Note, which default continues for ten (10) consecutive days;

(b) failure of any representation or warranty of the Borrower hereunder or under the Lease Termination Agreement or the failure of any representation or warranty of the Tenant under the Lease that survives the termination of the Lease pursuant to the Lease Termination Agreement to be true and correct in any material respect on the date as of which made or deemed made;

(c) dissolution, termination of existence, insolvency, appointment of a receiver, trustee, or other custodian of any part of the property of, assignment for the benefit of creditors by, or the commencement of any proceedings under any bankruptcy or insolvency laws by or against the Borrower; or

(d) failure to maintain in effect at all times the Letter of Credit, or to provide a replacement Letter of Credit not less than fifteen (15) days prior to the expiration of the then current Letter of Credit, unless such expiring Letter of Credit is subject to automatic renewal.

2.2 Remedies. Upon the occurrence and during the continuance of an Event of Default, at the option of the Lender and following notice to the Borrower, all obligations of the undersigned hereunder shall become immediately due and payable without demand and the Lender shall then have the right to draw on the Letter of Credit, subject to the limitations set forth in the Lease Termination Agreement. Nothing in this Note shall be deemed to deprive the Lender of the right to reject a payment made after the due date, and the expiration of any applicable grace period, and accelerate repayment of the indebtedness and draw on the Letter of Credit. All rights and remedies of the Lender are cumulative and are not exclusive of any rights or remedies provided by laws or any other agreement, and may be exercised separately or concurrently.

Section 3. [Intentionally Omitted]

Section 4. Miscellaneous.

4.1 Waiver; Amendment. No delay or omission on the part of the Lender in exercising any right hereunder shall operate as a waiver of such right or of any other right under this Note. No waiver of any right or amendment to this Note shall be effective unless in writing and signed by the Lender nor shall a waiver on one occasion be construed as a bar to a waiver of any such right on any future occasion. The Borrower waives presentment, demand, notice, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Note, and assents to any extensions or postponements of the time of payment or any and all other indulgences under this Note or with respect to the Letter of Credit, or to any and all substitutions, exchanges or releases of the Letter of Credit, or to any and all additions or releases of any other parties or persons primarily or secondarily liable under this Note, which from time to time may be granted by the Lender in connection herewith regardless of the number or period of any extensions.

4.2 Expenses. The Borrower will pay on demand all reasonable expenses of the Lender in connection with the default, collection or enforcement of this Note or the Letter of Credit, or any waiver or amendment of any provision of any of the foregoing, including, without limitation, reasonable attorneys' fees, and the amount of all such expenses shall, until paid, be an obligation supported by the Letter of Credit.

4.3 Lender Records. The entries on the records of the Lender (including any appearing on this Note) shall be prima facie evidence of the aggregate principal amount outstanding under this Note and interest accrued thereon, absent manifest error.

4.4 Governing Law; Consent to Jurisdiction. This Note shall be governed by, and construed in accordance with, the laws of the State of Vermont. The Borrower agrees that any suit for the enforcement of this Note may be brought in the courts of the State of Vermont or any federal court sitting in such state and consents to the non-exclusive jurisdiction of each such court and to service of process in any such suit being made upon the Borrower by mail at the address specified in the Lease Termination Agreement by and between the Lender, the Borrower, Cloverleaf Properties, Inc., and Blodgett Holdings, Inc., of approximately even date herewith. The Borrower hereby waives any objection that it may now or hereafter have to the venue of any such suit or any such court or that such suit was brought in an inconvenient court.

4.5 Severability; Authorization to Complete; Paragraph Headings. If any provision of this Note shall be invalid, illegal or unenforceable, such provision shall be severable from the remainder of this Note and the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby. Paragraph headings are for the convenience of reference only and are not a part of this Note and shall not affect its interpretation.

4.6 Certain References. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person, persons, entity or entities may require. The terms "herein", "hereof" or "hereunder" or similar terms used in this Note refer to this entire Note and not only to the particular provision in which the term is used.

4.7 Assignments. This Note shall not be assignable by the Borrower without the Lender's prior written consent, and any attempted assignment without the Lender's prior written consent shall be void and of no force and effect. This Note shall not be assignable by the Lender without the Borrower s prior written consent, which consent shall not be unreasonably withheld, conditioned, or delayed.

IN THE PRESENCE OF: Witness /s/ Martin Lindsay Print/Type Full Name	BORROWER: The Middleby Corporation By: /s/ Timothy J. FitzGerald Its Vice President and duly authorized agent